Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR IN OR INTO OR TO ANY PERSON RESIDENT OR LOCATED IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.

Fresenius Medical Care AG announces the pricing and the results of its Tender Offers in respect of two series of outstanding notes due 2026

8 April 2025. Further to the announcements on 28 March 2025 and earlier today, Fresenius Medical Care AG (the "Purchaser") hereby announces the pricing and final results in respect of the invitation by the Purchaser to holders of its outstanding (i) EUR 500,000,000 1.000% Notes due 29 May 2026 (ISIN: XS2178769076) (the "May 2026 Notes") and (ii) EUR 600,000,000 0.625% Notes due 30 November 2026 (ISIN: XS2084497705) (the "November 2026 Notes" and, together with the May 2026 Notes, the "Notes") to tender their Notes for purchase by the Purchaser for cash (together, the "Offers").

The Offers were announced on 28 March 2025 and were made subject to the satisfaction of the New Financing Condition and the other conditions set out in the tender offer memorandum dated 28 March 2025 (the "Tender Offer Memorandum") prepared by the Purchaser. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The New Financing Condition was met on 8 April 2025.

Announcement of Final Results

The Purchaser has increased the Maximum Acceptance Amount to EUR 300,000,000.

The Purchaser has decided to accept valid tenders of Notes pursuant to the Offers in an aggregate principal amount of EUR 300,000,000 and allocated as follows:

Description of the Notes	ISIN /Common Code / WKN	Series Acceptance Amount	Benchmark Rate	Purchase Yield	Purchase Price	Scaling Factor
EUR 500,000,000 1.000% Notes due 29 May 2026	XS2178769076 / 217876907 / A289N2	EUR 100,025,000	2.063%	2.113%	98.764%	43.858%
EUR 600,000,000 0.625% Notes due 30 November 2026	XS2084497705 / 208449770 / A255DV	EUR 199,975,000	2.033%	2.233%	97.435%	N/A

Settlement and Payment

The Settlement Date for the Offers is expected to be 10 April 2025.

The Purchaser will also pay Accrued Interest (if any) in respect of the Notes accepted for purchase.

The relevant Purchase Price and Accrued Interest payable to Noteholders for such Notes in each Clearing System will be paid, in immediately available funds, on the Settlement Date to such Clearing System for payment to the cash accounts of the relevant Noteholders in such Clearing System (see "Procedures for Participating in the Offers" in the Tender Offer Memorandum). The payment of such aggregate amounts to the Clearing Systems will discharge the obligation of the Purchaser to all such Noteholders in respect of the payment of the relevant Purchase Price and Accrued Interest.

Provided the Purchaser makes, or has made on its behalf, full payment of the relevant Purchase Price and Accrued Interest for all Notes accepted for purchase pursuant to the Offers to the Clearing Systems on or before the Settlement Date, under no circumstances will any additional interest be payable to a Noteholder because of any delay in the transmission of funds from the relevant Clearing System or any other intermediary with respect to such Notes of that Noteholder.

General

The complete terms and conditions of the Offers are set forth in the Tender Offer Memorandum.

Notes that are not successfully tendered for purchase pursuant to the relevant Offer will remain outstanding.

DEALER MANAGER

Deutsche Bank Aktiengesellschaft Mainzer Landstraβe 11-17 60329 Frankfurt am Main Germany

Attention: Liability Management Group Telephone: +44 20 7545 8011

TENDER AGENT

Kroll Issuer Services Limited
The News Building
3 London Bridge Street
London SE1 9SG
United Kingdom

Telephone: +44 20 7704 0880
Attention: Owen Morris
Email: freseniusmedicalcare@is.kroll.com
Tender Offer Website: https://deals.is.kroll.com/freseniusmedicalcare

This announcement, the Tender Offer Memorandum and the Offers are not for distribution, directly or indirectly, in or into or to any person located or resident in the United States.

The Offers referenced herein are not being made, directly or indirectly, in or into the United States by use of the mails or by any means or instrumentality (including, without limitation, e-mail, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States and the invitation cannot be accepted by any such use, means, instrumentality or facility or from within the United States.

This announcement, the Tender Offer Memorandum and the Offers do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.

Nothing in this announcement and the Tender Offer Memorandum constitutes an offer to buy or the invitation to offer to sell securities in Italy (except as set out in the Tender Offer Memorandum), Belgium (except as set out in the Tender Offer Memorandum), the Republic of France (except as set out in the Tender Offer Memorandum) or any other jurisdiction in which such offer or solicitation would be unlawful.

The Tender Offer Memorandum and the Offers may only be communicated to persons in the United Kingdom in circumstances where section 21 (1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender Offer Memorandum comes are required by the Purchaser, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions. See "Offer and Distribution Restrictions" in the Tender Offer Memorandum.

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